Exhibit 99.1

Mindray Announces Third Quarter 2014 Financial Results

Shenzhen, China – November 3, 2014 – Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today its selected unaudited financial results for the third quarter ended September 30, 2014.

Highlights for Third Quarter 2014

-	Net revenues increased 9.6% year-over-year to $324.6 million. China sales grew 17.9% year-over-year, representing 48.0% of the company’s total net revenues.
-	International sales totaled $168.9 million. Western Europe recorded double-digit year-over-year sales growth.
-	Reagent sales contributed 44.2% to the IVD segment, up from 40.2% in the same period last year.
-	In addition to the reagents, sales of high-end hematology and high-speed biochemistry analyzers performed well in China.
-	Net operating cash flow increased 27.5% to $85.5 million from $67.1 million a year ago.

“In the third quarter, we are delighted to see our sales in China and Western Europe achieving double-digit growth. Nevertheless, we experienced sustained softness in some of our key emerging markets as a result of unfavorable currency fluctuations and political tensions,” commented Mr. Li Xiting, Mindray’s President and Co-Chief Executive Officer. “In addition, our reagents as well as the high-end hematology and high-speed biochemistry analyzers performed well in China. This reflects our success in introducing high-end products to grow the recurring revenue stream in our IVD segment.”

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SUMMARY – Third quarter 2014

	Three Months Ended
	September 30
(in $ millions, except per-share data)	2014	2013	% chg
Net Revenues	324.6	296.3	9.6%
Net Revenues Generated in China	155.7	132.0	17.9%
Net Revenues Generated in International Markets	168.9	164.3	2.8%
Gross Profit	182.8	165.1	10.7%
Non-GAAP Gross Profit	185.1	167.2	10.7%
Operating Income	43.4	50.5	-14.1%
Non-GAAP Operating Income	54.4	57.4	-5.2%
EBITDA	57.5	64.7	-11.1%
Net Income[1]	46.0	30.1	53.1%
Non-GAAP Net Income[1]	56.2	57.4	-2.2%
Non-GAAP Net Income (ex tax benefit) [2]	54.7	57.4	-4.7%
Diluted EPS	0.39	0.25	56.9%
Non-GAAP Diluted EPS	0.47	0.47	0.2%
Non-GAAP Diluted EPS (ex tax benefit)	0.46	0.47	-2.3%

1 For this press release, net income and non-GAAP net income refers to GAAP net income attributable to the Company and Non-GAAP net income attributable to the Company as stated in exhibit below, respectively.

2 The non-GAAP net income (ex tax benefit) excludes the tax benefits of $1.3 million recognized in the third quarter of 2014 in relation to the nationwide key software enterprise status and the non-GAAP tax benefits of $0.1 million recognized in the third quarter of 2014 in relation to dispute related legal fees.

Net Revenues

Mindray reported net revenues of $324.6 million for the third quarter of 2014, a 9.6% increase from the third quarter of 2013.

-	Net revenues generated in China increased 17.9% year-over-year to $155.7 million.

-	Net revenues generated in the international markets increased 2.8% year-over-year to $168.9 million.

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Performance by Segment

Patient Monitoring & Life Support Products: Net revenues in this segment increased 7.0% year-over-year to $118.0 million, contributing 36.4% to total net revenues in the third quarter of 2014.

In-Vitro Diagnostic Products: Net revenues in this segment increased 11.5% year-over-year to $92.5 million, contributing 28.5% to total net revenues in the third quarter of 2014. Reagents sales represented 44.2% of this segment’s net revenues.

Medical Imaging Systems: Net revenues in this segment increased 6.9% from a year ago to $82.5 million, contributing 25.4% to total net revenues in the third quarter of 2014.

Others: Net revenues increased 21.9% year-over-year to $31.6 million, contributing 9.7% to total net revenues in the third quarter of 2014. Other net revenues mainly include sales from the orthopedics business, service revenues from extended warranties, sales of accessories and repair service revenues for post-warranty period.

Gross Margin

Third quarter 2014 gross profit was $182.8 million, a 10.7% increase year-over-year. Gross margin was 56.3% compared to 55.7% in the third quarter of 2013 and 56.6% in the second quarter of 2014. Third quarter 2014 non-GAAP gross profit was $185.1 million, a 10.7% increase from the third quarter of 2013. Non-GAAP gross margin was 57.0% compared to 56.4% in the third quarter of 2013 and 57.2% in the second quarter of 2014.

Operating Expenses

Selling expenses for the third quarter of 2014 were $65.8 million, or 20.3% of total net revenues, compared to 19.4% in the third quarter of 2013 and 19.0% in the second quarter of 2014. Non-GAAP selling expenses for the third quarter of 2014 were $61.5 million, or 18.9% of total net revenues, compared to 18.3% in the third quarter of 2013 and 18.1% in the second quarter of 2014.

General and administrative expenses for the third quarter of 2014 were $39.3 million, or 12.1% of total net revenues, compared to 8.6% in the third quarter of 2013 and 8.2% in the second quarter of 2014. Non-GAAP general and administrative expenses for the third quarter of 2014 were $36.1 million, or 11.1% of total net revenues, compared to 8.4% in the third quarter of 2013 and 8.0% in the second quarter of 2014.

Research and development expenses for the third quarter of 2014 were $34.3 million, or 10.6% of total net revenues, compared to 10.7% in the third quarter of 2013 and 10.1% in the second quarter of 2014. Non-GAAP research and development expenses for the third quarter of 2014 were $33.1 million, or 10.2% of total net revenues, compared to 10.3% in the third quarter of 2013 and 9.7% in the second quarter of 2014.

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Total share-based compensation expenses, which were allocated to cost of revenues and related operating expenses, were $4.9 million in the third quarter of 2014, compared to 2.9 million in the third quarter of 2013 and $3.8 million in the second quarter of 2014.

Operating income was $43.4 million in the third quarter of 2014, a 14.1% decline from a year ago. Operating margin was 13.4% in the third quarter of 2014, compared to 17.1% in the third quarter of 2013 and 19.3% in the second quarter of 2014. Non-GAAP operating income in the third quarter of 2014 was $54.4 million, a 5.2% decrease from the third quarter of 2013. Non-GAAP operating margin was 16.8% in the third quarter of 2014 compared to 19.4% in the third quarter of 2013 and 21.4% in the second quarter of 2014.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

Third quarter 2014 EBITDA decreased 11.1% year-over-year to $57.5 million.

Net Income

Third quarter 2014 net income increased 53.1% year-over-year to $46.0 million. Net margin was 14.2% in the third quarter of 2014 compared to 10.1% in the third quarter of 2013 and 17.8% in the second quarter of 2014. Third quarter 2014 non-GAAP net income decreased 2.2% year-over-year to $56.2 million. Non-GAAP net margin was 17.3% in the third quarter of 2014, compared to 19.4% in the third quarter of 2013 and 19.8% in the second quarter of 2014. Third quarter 2014 income tax expense was $4.7 million, representing an effective tax rate of 9.1%.

Excluding the tax benefits related to the nationwide key software enterprise status, third quarter 2014 non-GAAP net income decreased 4.7% year-over-year to $54.7 million and non-GAAP net margin in the third quarter of 2014 was 16.9%, compared to 19.4% in the third quarter of 2013 and 19.2% in the second quarter of 2014.

Third quarter 2014 basic and diluted earnings per share were both $0.39, compared to $0.25 for both in the third quarter of 2013. Third quarter 2014 basic and diluted non-GAAP earnings per share were $0.48 and $0.47 respectively, same with those in the third quarter of 2013. Excluding the tax benefits, diluted non-GAAP earnings per share was $0.46 in the third quarter of 2014, compared to $0.47 in the third quarter of 2013. Shares used in the computation of diluted earnings per share for the third quarter 2014 were 118.2 million.

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Other Select Data

Accounts receivable turnover days were 55 days in the third quarter of 2014, improved from 56 days in the third quarter of 2013 and compared to 52 days in the second quarter of 2014. Inventory turnover days were 106 days in the third quarter of 2014, compared to 94 days in the third quarter of 2013 and 99 days in the second quarter of 2014. Accounts payable turnover days were 67 days in the third quarter of 2014, compared to 59 days in the third quarter of 2013 and 62 days in the second quarter of 2014. Mindray calculates the above working capital turnover days using the average of the beginning and ending net balances of the quarter.

As of September 30, 2014, the company had $972.9 million in cash and cash equivalents as well as short-term investments, compared to $915.6 million as of June 30, 2014. Net cash generated by operating activities and net cash outflow for capital expenditures during the quarter were $85.5 million and $28.1 million respectively.

As of September 30, 2014, the company had around 8,300 employees.

Business Outlook for Full Year 2014

Mindray now expects its full year 2014 net revenues to grow below 10% over its full year 2013 net revenues. Management now also anticipates its full year 2014 non-GAAP net income to decrease by a single-digit percentage over its full year 2013 non-GAAP net income. This guidance excludes the tax benefits related to the nationwide key software enterprise status and assumes a corporate income tax rate of 15% applicable to the Shenzhen subsidiary.

The company expects its capital expenditure for full year 2014 to be around $110 million.

The company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.

“Looking ahead, increasing uncertainties in currency and other macro developments could affect our performance in some of the major markets we are operating in. Meanwhile, we will continue to devote more resources on strengthening our sales, marketing, distribution and product development capabilities as well as looking for cooperation or M&A opportunities,” commented Mr. Cheng Minghe, Mindray’s Co-Chief Executive Officer and Chief Strategic Officer. “Overall, we are confident about our long-term strategies and believe that they will continue to serve the company well when the markets improve.”

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Conference Call Information

Mindray’s management will hold an earnings conference call at 8:00 AM on November 4, 2014, U.S. Eastern Time (9:00 PM on November 4, 2014 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

United States:	800-742-9301
United Kingdom:	080-8234-1369
Hong Kong:	800-906-648
China:	800-870-0210

Local dial-in numbers:

United States:	+1-845-507-1610
United Kingdom:	+44-20-3651-4876
Hong Kong:	+852-3051-2792
China:	400-120-3170

Passcode for all regions: Mindray

A replay of the conference call may be accessed by phone at the following numbers until November 19, 2014.

U.S. Toll Free:	+1-855-452-5696
International:	+1-646-254-3697
Passcode:	18907533

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at: http://ir.mindray.com/.

Use of Non-GAAP Financial Measures

Mindray provides gross profit, selling expenses, general and administrative expenses, research and development expenses, operating income, net income and earnings per share on a non-GAAP basis that excludes share-based compensation expense, acquired intangible assets amortization expense, dispute related legal fees and withholding tax for intra-group fund transfer, all net of related tax impact, as well as EBITDA to enable investors to better assess the company’s operating performance for the third quarter of 2014 and its comparative periods. The non-GAAP measures described by the company are reconciled to the corresponding GAAP measure in the exhibit below titled “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures”.

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The company has reported operation results for the third quarter of 2014 and its comparative periods on a non-GAAP basis. Each of the terms as used by the company is defined as follows:

–	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

–	Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of share-based compensation, amortization of acquired intangible assets and dispute related legal fees.

–	Non-GAAP selling expenses represent selling expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

–	Non-GAAP general and administrative expenses represent general and administrative expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation and dispute related legal fees.

–	Non-GAAP research and development expenses represent research and development expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation.

–	Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation, amortization of acquired intangible assets, dispute related legal fees and withholding tax for intra-group fund transfer, all net of related tax impact.

–	Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the declared dividends for the basic calculation.

–	EBITDA represents net income reported in accordance with GAAP, adjusted for the effect of interest income and expenses, provision of income taxes, depreciation and amortization.

The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three and nine months ended September 30, 2013 and 2014, respectively, in the attached financial information.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including, without limitation, statements about Mindray’s anticipated net revenues, non-GAAP net income and capital expenditure for 2014, our assumption of a corporate income tax rate of 15% applicable to the Shenzhen subsidiary, statements that increasing uncertainties in currency and other macro developments could affect our performance in some of the major market we are operating in, that we will continue to devote more resources on strengthening our sale, marketing, distribution and product development capabilities as well as looking for cooperation or M&A opportunities, we are confident about our long-term strategies, that we believe that our long-term strategies will continue to serve the company well when the markets improve and other statements under “Business Outlook for full year 2014” are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors, including, without limitation, the growth and expected growth of the medical device market in China and internationally; applicable government policies and regulations; our ability to satisfy the requirements imposed by relevant regulatory bodies; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; our ability to settle disputes with our customers and suppliers; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report on Form 20-F which was filed with the Securities and Exchange Commission on April 28, 2014. Our results of operations for the third quarter as of September 30, 2014 are not necessarily indicative of our operating results for any future periods. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

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All references to “shares” are to our ordinary shares, which are divided into two classes, Class A and Class B. Each of our American Depositary Shares, which trade on the New York Stock Exchange, represents one Class A ordinary share.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply through our worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostics, and medical imaging systems. For more information, please visit http://ir.mindray.com.

For investor and media inquiries, please contact:

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com

In the U.S:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com

# # #

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Exhibit 1

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)

	As of December 31, 2013	As of September 30, 2014
	US$	US$
	(Note 1)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents (Note 2)	385,224	197,384
Restricted cash (Note 3)	759	8,942
Short-term investments (Note 2)	847,041	775,506
Accounts receivable, net	220,228	192,211
Inventories	138,808	172,036
Value added tax receivables	10,225	13,660
Other receivables	21,512	22,538
Prepayments and deposits	14,310	19,766
Deferred tax assets,net	9,585	11,646
Total current assets	1,647,692	1,413,689

Restricted cash, non-current (Note 3)	17,453	10,060
Other assets	10,755	10,168
Accounts receivables, net, non-current	1,389	2,815
Advances for purchase of plant and equipment	18,919	19,843
Property, plant and equipment, net	324,710	370,684
Land use rights, net	59,463	58,748
Intangible assets, net	181,077	180,428
Goodwill	242,476	253,974
Total assets	2,503,934	2,320,409

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	260,000	58,750
Notes payable	10,945	9,832
Accounts payable	93,673	97,583
Advances from customers	28,240	33,137
Salaries payable	91,220	75,308
Other payables and current liabilities	118,951	125,984
Purchase consideration payable	20,457	23,654
Income taxes payable	20,721	16,604
Other taxes payable	12,832	5,992
Total current liabilities	657,039	446,844

Long-term bank loans	215,703	204,219
Other long-term liabilities	7,222	9,841
Deferred tax liabilities, net	45,812	55,027
Total liabilities	925,776	715,931

Shareholders' equity:
Ordinary shares	15	15
Additional paid-in capital	521,617	449,345
Retained earnings	865,676	948,264
Accumulated other comprehensive income	150,432	135,052
Treasury stock at cost	(18,792)	-
Total shareholders' equity	1,518,948	1,532,676

Non-controlling interests	59,210	71,802
Total equity	1,578,158	1,604,478
Total liabilities and equity	2,503,934	2,320,409

(1)	Financial information is extracted from the audited financial statements included in the Company’s 2013 annual report on Form 20-F.
(2)	In respect of cash and cash equivalents and short-term investments, there is an aggregate compensating balance arrangement of $241,500 and $189,000 as of December 31, 2013 and September 30, 2014, respectively in relation to the drawings of certain bank loans.
(3)	Restricted cash are mainly those purchase consideration in connection with our acquisitions being held on escrow accounts.

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Exhibit 2

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2013	2014	2013	2014
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues
- China	132,007	155,699	390,754	423,996
- International	164,311	168,937	454,818	499,863
Net revenues	296,318	324,636	845,572	923,859
Cost of revenues	(131,180)	(141,799)	(364,886)	(405,787)
Gross profit	165,138	182,837	480,686	518,072

Selling expenses	(57,499)	(65,800)	(159,215)	(184,067)
General and administrative expenses	(25,530)	(39,293)	(78,743)	(96,684)
Research and development expenses	(31,573)	(34,346)	(86,474)	(98,213)
Income from operations	50,536	43,398	156,254	139,108

Other income, net	333	631	832	2,225
Interest income	10,034	9,530	26,261	27,987
Interest expense	(1,742)	(1,462)	(4,185)	(5,148)
Income before income taxes and non-controlling interests	59,161	52,097	179,162	164,172
Income tax provision	(27,935)	(4,729)	(25,744)	(18,677)
Net income	31,226	47,368	153,418	145,495
Less: Net income attributable to non-controlling interests	(1,162)	(1,325)	(3,880)	(4,196)
Net income attributable to the Company	30,064	46,043	149,538	141,299

Basic earnings per share	0.25	0.39	1.26	1.21

Diluted earnings per share	0.25	0.39	1.24	1.19

Shares used in the computation of:
Basic earnings per share	119,142,051	117,106,169	118,616,515	116,979,193

Diluted earnings per share	121,162,145	118,231,031	120,945,344	118,315,564

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Exhibit 3

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
	2013	2014	2013	2014
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	31,226	47,368	153,418	145,495
Adjustments to reconcile net income to net cash provided by operating activities	18,775	22,969	51,104	71,666
Changes in assets and liabilities, net of effects of acquisitions	17,096	15,187	(18,800)	(27,372)
Net cash provided by operating activities	67,097	85,524	185,722	189,789

Cash flow from investing activities:
Acquisition cost of subsidiaries, net of cash received	(87,533)	(852)	(105,018)	(9,067)
Capital expenditures	(26,939)	(28,057)	(67,179)	(79,108)
(Increase) decrease in restricted cash	(18,304)	724	2,960	(790)
Proceeds from sale of short-term investments	187,471	184,247	591,808	800,762
Increase in short-term investments and changes in other investing activities	(244,626)	(407,911)	(794,145)	(749,649)
Net cash used in investing activities	(189,931)	(251,849)	(371,574)	(37,852)

Cash flow from financing activities:
Repayment of bank loans	-	-	(35,000)	(210,000)
Proceeds from bank loans	120,000	-	215,000	-
Dividend paid	-	-	(59,070)	(58,711)
Proceeds from exercise of options	6,748	1,731	15,600	2,745
Repurchase of ordinary American depositary shares	-	-	-	(68,080)
Cash paid to acquire a non-controlling interest	-	-	-	(4,731)
Cash contribution from a non-controlling interest	-	416	-	655
Net cash provided by (used in) financing activities	126,748	2,147	136,530	(338,122)

Net increase (decrease) in cash and cash equivalents	3,914	(164,178)	(49,322)	(186,185)
Cash and cash equivalents, beginning of period	195,373	362,311	247,859	385,224
Effect of exchange rate changes on cash and cash equivalents	731	(749)	1,481	(1,655)
Cash and cash equivalents, end of period	200,018	197,384	200,018	197,384

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Exhibit 4

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(In thousands of US dollars, except share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2013	2014	2013	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	US$	US$	US$	US$
Non-GAAP net income attributable to the Company	57,412	56,157	190,220	168,430
Non-GAAP net margin	19.4%	17.3%	22.5%	18.2%
Amortization of acquired intangible assets	(3,948)	(3,499)	(9,752)	(10,384)
Withholding tax for intra-group fund transfer	(20,804)	-	(20,804)	-
Deferred tax impact related to acquired intangible assets	353	662	768	1,881
Dispute related legal fees, net of tax impact	-	(2,340)	-	(2,340)
Share-based compensation	(2,949)	(4,937)	(10,894)	(16,288)
GAAP net income attributable to the Company	30,064	46,043	149,538	141,299
GAAP net margin	10.1%	14.2%	17.7%	15.3%

Non-GAAP basic earnings per share	0.48	0.48	1.60	1.44
Non-GAAP diluted earnings per share	0.47	0.47	1.57	1.42

GAAP basic earnings per share	0.25	0.39	1.26	1.21
GAAP diluted earnings per share	0.25	0.39	1.24	1.19

Shares used in computation of:
Basic earnings per share	119,142,051	117,106,169	118,616,515	116,979,193
Diluted earnings per share	121,162,145	118,231,031	120,945,344	118,315,564

Non-GAAP operating income	57,433	54,434	176,900	168,380
Non-GAAP operating margin	19.4%	16.8%	20.9%	18.2%
Amortization of acquired intangible assets	(3,948)	(3,499)	(9,752)	(10,384)
Dispute related legal fees	-	(2,600)	-	(2,600)
Share-based compensation	(2,949)	(4,937)	(10,894)	(16,288)
GAAP operating income	50,536	43,398	156,254	139,108
GAAP operating margin	17.1%	13.4%	18.5%	15.1%

Non-GAAP gross profit	167,222	185,119	486,641	524,657
Non-GAAP gross margin	56.4%	57.0%	57.6%	56.8%
Amortization of acquired intangible assets	(1,888)	(1,808)	(5,415)	(5,676)
Share-based compensation	(196)	(474)	(540)	(909)
GAAP gross profit	165,138	182,837	480,686	518,072
GAAP gross margin	55.7%	56.3%	56.8%	56.1%

Non-GAAP selling expenses	(54,182)	(61,486)	(151,279)	(174,245)
Non-GAAP as % of total net revenues	18.3%	18.9%	17.9%	18.9%
Amortization of acquired intangible assets	(2,060)	(1,691)	(4,337)	(4,708)
Share-based compensation	(1,257)	(2,623)	(3,599)	(5,114)
GAAP selling expenses	(57,499)	(65,800)	(159,215)	(184,067)
GAAP as % of total net revenues	19.4%	20.3%	18.8%	19.9%

Non-GAAP general and administrative expenses	(25,007)	(36,061)	(75,188)	(87,467)
Non-GAAP as % of total net revenues	8.4%	11.1%	8.9%	9.5%
Dispute related legal fees	-	(2,600)	-	(2,600)
Share-based compensation	(523)	(632)	(3,555)	(6,617)
GAAP general and administrative expenses	(25,530)	(39,293)	(78,743)	(96,684)
GAAP as % of total net revenues	8.6%	12.1%	9.3%	10.5%

Non-GAAP research and development expenses	(30,600)	(33,138)	(83,274)	(94,565)
Non-GAAP as % of total net revenues	10.3%	10.2%	9.8%	10.2%
Share-based compensation	(973)	(1,208)	(3,200)	(3,648)
GAAP research and development expenses	(31,573)	(34,346)	(86,474)	(98,213)
GAAP as % of total net revenues	10.7%	10.6%	10.2%	10.6%

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Exhibit 5

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATION OF GAAP NET INCOME TO EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION

(In thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
	2013	2014	2013	2014
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income attributable to the Company	30,064	46,043	149,538	141,299
Interest income	(10,034)	(9,530)	(26,261)	(27,987)
Interest expense	1,742	1,462	4,185	5,148
Income tax provision	27,935	4,729	25,744	18,677

Earnings before interest and taxes ("EBIT")	49,707	42,704	153,206	137,137
Depreciation	8,804	9,070	24,514	26,402
Amortization	6,152	5,743	15,649	16,889

Earnings before interest, taxes, depreciation, and amortization ("EBITDA")	64,663	57,517	193,369	180,428

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